UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Notification of Share Repurchase through Off-Auction Own Share Repurchase Trading (ToSTNeT-3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 25, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on December 25, 2015, in Kyoto, Japan

Notification of Share Repurchase

through Off-Auction Own Share Repurchase Trading (ToSTNeT-3)

Nidec Corporation (NYSE: NJ) (the “Company”) announced that it has decided the specific method of own share repurchase of its common stock. A repurchase is conducted as a part of the share repurchase plan authorized at the meeting of Board of Directors held on January 22, 2015 pursuant to Article 156, Paragraph 1, and Nidec’s Articles of Incorporation based on Article 459, Paragraph 1, Item 1 of the Company Law of Japan. Details of the method of repurchase are as follows:

1. Method of Repurchase:

The Company will place purchase orders for its shares through brokerages on the Tokyo Stock Exchange Trading NeTwork System for Off-Auction Own Share Repurchase Trading (ToSTNeT-3) for the 8:45 a.m. session on December 28, 2015 at the closing price of 8,622 yen as of today, December 25, 2015. No changes to the trading system or trading time will be made. The purchase order will be valid only at the time designated for the transaction.

2. Details of Repurchase:

  (1) Class of shares to be repurchased: Common stock

  (2) Number of shares to be repurchased: 20,000 shares

  (3) Announcement of results of repurchase: To be made after completion of the repurchase at 8:45 a.m. on December 28, 2015

(Note 1) The maximum number of shares to be repurchased will not change. However, there is a possibility that the Company will not make any purchase, or will only make a partial purchase, depending on market conditions.

(Note 2) The purchase will be made by matching sell orders equivalent to buy orders according to the allocation method.

(Note 3) The Company has been informed by Japan Trustee Services Bank, Ltd. (Sumitomo Mitsui Trust Bank, Ltd. Re-trust Account; Nidec Corporation trust account for retirement benefits) that they desire to sell all of their holdings of the Company’s common shares.

Reference

The following details were resolved by the Company’s Board of Directors on January 22, 2015:

1. Class of shares: Common stock

2. Total number of shares to be repurchased: Up to 4,000,000 shares

(1.42% of total number of shares issued, excluding treasury stock)

3. Total repurchase amount: Up to 24 billion yen

4. Period of repurchase: From January 27, 2015 through January 26, 2016

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